Auryn acquires second Greenstone belt with excellent gold exploration potential in Nunavut, Canada

Vancouver, British Columbia – February 15th, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF) (“Auryn” or the “Company”) is pleased to announce the acquisition of 19 prospecting permits along the Gibsons MacQuoid greenstone belt located in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine (Figure 1). The 19 prospecting permits encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively (Figure 2). The acquisition of the prospecting permits cost approximately CAD$100,000 and provides Auryn exploration rights over the area for a total of three years with the exclusive right to stake minerals claims within the area.

The Gibsons MacQuoid greenstone belt lies approximately 125 km from Baker Lake and 136 km from Rankin Inlet. Auryn plans to undertake an extensive till program over the newly acquired ground this summer in an effort to identify key areas of gold mineralization.

President and CEO Shawn Wallace commented, “With the acquisition of 120 km of strike length located within the highly prospective Gibsons MacQuoid greenstone belt, Auryn has created another substantial gold exploration opportunity within the eastern Arctic. The opportunity to explore two highly prospective greenstone belts concurrently in Nunavut is consistent with Auryn’s ambitious strategy and increases the odds of successfully discovering high quality gold deposits”.

Gibsons MacQuoid Greenstone Belt (GMB):

The Gibsons MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. The character and history of the rock packages as well as the nature and timing of deformation in the GMB is considered to be equivalent to other significant belts within the Western Churchill province. These gold bearing Archean greenstone belts host deposits such as the Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the GMB is consistent with the other productive greenstone belts in the eastern Arctic that host large scale gold deposits.

The Gibsons MacQuoid greenstone belt has received no systematic gold exploration with previous work limited to short reconnaissance programs conducted by Comaplex Minerals during 1989 and 1993 that collected isolated rock samples. Within Auryn’s prospecting permits two documented gold showings that resulted from these reconnaissance programs have returned up to 12.9g/t Au in quartz veins in the northern showing and up to 2.2g/t in banded iron formation in the SW showing (figure 2).

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600 or info@aurynresources.com

Cautionary Statements

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com

Michael Henrichsen, P Geo, COO of the Company, supervised the preparation or approved the scientific and technical disclosure within this news release.

Nunavut Gold Deposits - Magnetics Signature

Repulse Bay
Three Bluffs
Amaruq
Meadowbank
Baker Lake
Hudson Bay
Chesterfield Inlet
Gibson-MacQuoid
Meliadine
Rankin Inlet
Whale Cove
N
100 km
Legend
Gold Showings
Auryn Gold Deposit
Auryn Committee Bay Claims
Auryn Prospecting Permit
Agnico Claims
Other Gold Deposits

Figure 1: Illustrates the position of the Gibsons MacQuoid greenstone belt in the eastern Arctic between the Meliadine and Meadowbank deposits on a regional magnetics background. Importantly, all significant known deposits in the Eastern Arctic are located on greenstone belts that have a highly magnetic signature such as the Meliadine, Meadowbank, Amaruq and the Three Bluffs deposits.

Mineral Tenure and Land Status

AURYN RESOURCES

Legend
Gold Showings
Auryn Prospecting Permit
Agnico Eagle Claims
4 rock reconnaissance samples: 0.75g/t Au, 12.9g/t Au, 7.68g/t Au and 1.11g/t Au
Land package includes:
- Prospective greenstone belt
- Gravity gradients
- Strong magnetic signature
All prospective for Au in Eastern Nunavut
UNEXPLORED Only 5 days of recon prospecting and mapping completed in area
Systematic belt scale till sampling will be effective in defining potential mineralized system
2 rock samples collected in 5 days work – 1 sample returned 2.2g/t Au in IF
N
20 km

Figure 2: Illustrates the position of Auryn’s prospecting permits highlighted by yellow polygons on the Gibsons MacQuoid belt along with the position of the known gold showings as highlighted by red dots.